Exhibit 21.1

List of subsidiaries of Roundy’s Parent Company, Inc.

Name	Jurisdiction of Incorporation

Roundy’s Acquisition Corp.	Delaware

Roundy’s Supermarkets, Inc.	Wisconsin

Badger Assurance Ltd.	Bermuda

I.T.A., Inc.	Wisconsin

Jondex Cor.	Wisconsin

Clintonville Land Co. LLC	Wisconsin

RBF, LLC	Wisconsin

Kee Trans, Inc.	Wisconsin

Mega Marts, LLC	Wisconsin

Shop-Rite, LLC	Wisconsin

Ultra Mart Foods, LLC	Wisconsin

Roundy’s Illinois, LLC	Wisconsin

IRP, LLC	Wisconsin